Filed Pursuant to 424(b)(3)
Registration No. 333-286041
PROSPECTUS SUPPLEMENT NO. 5
(to Prospectus dated August 5, 2025)

Lionsgate Studios Corp.
208,122 Common Shares

This Prospectus Supplement supplements the Prospectus dated August 5, 2025 (the “Prospectus”), which forms a part of the Registration Statement on Form S-1 (File No. 333-286041) (the “Registration Statement”) filed by Lionsgate Studios Corp. (“New Lionsgate”) with the Securities and Exchange Commission (the “SEC”). The Prospectus and this prospectus supplement relate to the exercise from time to time of stock options and stock appreciation rights (“SARs”) outstanding under the Lionsgate Studios Corp. 2025 Performance Incentive Plan (the “Plan”), to acquire up to 208,122 common shares of New Lionsgate (the “Common Shares”) that are held by former employees of Lions Gate Entertainment Corp. and its subsidiaries (including New Lionsgate), who are not current employees or consultants of New Lionsgate or Starz Entertainment Corp., and any such individuals’ donees, pledgees, permitted transferees, assignees, successors and others who come to hold any such equity award. Any proceeds received by New Lionsgate from the exercise of stock options and SARs covered by the Plan (and issued pursuant to the offering described in the Prospectus and this Prospectus Supplement) will be used for general corporate purposes

This Prospectus Supplement is being filed to update and supplement the information in the Prospectus with the information contained in New Lionsgate’s Current Report on Form 8-K filed with the SEC on April 15, 2026 (the “Form 8-K”). Accordingly, we have attached a copy of the Form 8-K to this Prospectus Supplement.

This Prospectus Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

The Common Shares are traded on the New York Stock Exchange (“NYSE”) under the symbol “LION.” On April 14, 2026, the last reported sale price of the Common Shares was $11.09 per share.

See the section entitled “Risk Factors” beginning on page 20 of the Prospectus as well as risks and uncertainties described under similar headings in any amendments or supplements to the Prospectus to read about factors you should consider before buying securities of New Lionsgate.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is April 15, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): April 13, 2026
Lionsgate Studios Corp.
(Exact name of registrant as specified in charter)
British Columbia, Canada
(State or Other Jurisdiction of Incorporation)

001-42635	N/A
(Commission File Number)	(IRS Employer Identification No.)
(Address of principal executive offices)
250 Howe Street, 20th Floor
Vancouver, British Columbia V6C 3R8
and
2700 Colorado Avenue
Santa Monica, California 90404
Registrant’s telephone number, including area code: (877) 848-3866
No Change
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written Communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Shares, no par value per share	LION	New York Stock Exchange
Rights to Purchase Common Shares	N/A	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company  ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e) Compensatory Arrangements of Certain Officers.

On April 13, 2026, the Compensation Committee (the “Committee”) of the Board of Directors of Lionsgate Studios Corp. (the “Company”) approved amendments to the Company’s employment agreement with Jon Feltheimer, the Company’s Chief Executive Officer (the “Agreement’), as set forth in the First Amendment to Employment Agreement, attached hereto as Exhibit 10.1 (the “Amendment”). The Amendment provides that the term of the Agreement will be extended by two years to July 31, 2031 and for Mr. Feltheimer to be granted an option to purchase up to an aggregate of 4,500,000 of the Company’s common shares at an exercise price of $11.07 per share (the closing price of a common share on the grant date) and an aggregate award of 666,667 RSUs (as defined below) (collectively, the “Awards”). Each Award consists of three vesting tranches (2,500,000 options and 370,371 RSUs, 1,000,000 options and 148,148 RSUs, and 1,000,000 options and 148,148 RSUs) that will vest only if both (i) the stock price goal applicable to that tranche is achieved within five years after the grant date of the Award and (ii) Mr. Feltheimer’s employment with the Company continues through the fifth anniversary of the grant date (or, if earlier, a termination of his employment by the Company without cause, by him for good reason, or due to his death or disability (as such terms are defined in the Agreement)). The stock price goals for the three tranches of each Award are $17.50 (as to 2,500,000 options and 370,371 RSUs), $20.00 (as to 1,000,000 options and 148,148 RSUs) and $22.50 (as to 1,000,000 options and 148,148 RSUs), and will be considered met if the average per-share closing price of the Company’s common shares over a period of twenty consecutive trading days equals or exceeds the goal. If a change in control of the Company occurs, each tranche of the Awards as to which the stock price goal has previously been met or that is met based on the closing price of the common shares on the last trading day before the change in control will thereafter be subject only to the time-based vesting requirement (or will be deemed vested immediately prior to the change in control if the Awards are not assumed by the successor or acquiring entity in the transaction), and all other tranches of each Award will terminate upon the change in control.

Except as provided in the Amendment, the terms of the Agreement continue in effect. Pursuant to the Agreement, Mr. Feltheimer receives an annual base salary of $1,500,000 and is eligible to receive an annual performance bonus based on such performance criteria as established by the Committee, with the target bonus commencing with the Company’s 2025 fiscal year being $7,500,000 and the maximum bonus being 200% of the target amount. Any portion of Mr. Feltheimer’s annual bonus that exceeds $1,500,000 for a particular year may be paid to him in the form of fully vested Company common shares. The Agreement also provides for Mr. Feltheimer to participate in the Company’s usual benefit programs for executives at his level, as well as Company-provided life and disability insurance coverage, reasonable club membership dues and limited use of the Company’s private aircraft. The Agreement also provides for Mr. Feltheimer to receive, unless the Committee approves a different long-term incentive structure for senior management for the applicable fiscal year and subject in each case to approval by the Committee and Mr. Feltheimer’s continued employment through the applicable date of grant, the following equity-based awards for each of the Company’s fiscal years from 2026 through 2029 (the “Annual Grants”): (i) a time-vesting award of restricted share units (“RSUs”) with respect to the Company’s common shares; (ii) a time-vesting award of stock options or share appreciation rights (“SARs”) with respect to the common shares; and (iii) a performance-vesting award of RSUs with respect to the common shares. The aggregate target grant date value of each Annual Grant will be $10,000,000, with the actual value of the Annual Grant to be determined by the Committee each year based on the Company’s financial performance for the prior fiscal year against performance targets to be agreed upon by the Committee and Mr. Feltheimer (the “Annual Grant Value”). The number of shares subject to the three awards comprising each Annual Grant will be determined, in the case of each of the two RSU awards, by dividing one-third of the Annual Grant Value by the closing price of a common share of the Company on the date of that Annual Grant and, in the case of the award of options or SARs, by dividing one-third of the Annual Grant Value by the per-share value of the award as of the grant date based on the methodology then used by the Company to value options and similar awards for financial statement purposes. Each Annual Grant will be scheduled to vest in equal installments on the first three anniversaries of the applicable grant date. Each of the Annual Grants will be granted under the Company’s 2025 Performance Incentive Plan or a successor equity compensation plan of the Company. Except as noted below, the vesting of each installment of the Annual Grants is subject to Mr. Feltheimer’s continued employment through the applicable vesting date. In addition, the vesting of the performance-based RSU Annual Grants is contingent on achievement of performance metrics to be determined by the Committee for the 12-month period ending on the applicable vesting date. The Agreement provides that each of the Annual Grants described above may be settled in the Company’s common shares, cash, or a combination thereof, as determined by the Committee, with the amount of the payment in each case determined based on the value of the common shares at the time of payment (less the applicable exercise price in the case of options and SARs).

In the event Mr. Feltheimer’s employment is terminated by the Company without cause or by him for good reason (as such terms are defined in the Agreement), he would be entitled to a cash severance payment equal to the present value of his base salary through the end of the term of the Agreement, as well as Company payment of his premiums for continued health coverage for up to 18 months (or such longer period as provided by state law) following his termination and his premiums for continued life and disability insurance through the end of the term, and he would also be entitled to payment of the target amount of his annual bonus for the fiscal year in which his termination occurs. If Mr. Feltheimer’s employment is terminated by the Company without cause or by him for good reason and such termination occurs on or within 12 months following a change in control of the Company (as defined in the Agreement), he would be entitled to the severance benefits described above, except that his cash severance would be the greater of the present value of his base salary through the end of the term of the Agreement and $6,000,000. In the event that Mr. Feltheimer’s employment with the Company is terminated by the Company without cause, by him for good reason, or due to his death or disability, Mr. Feltheimer’s equity awards granted by the Company pursuant to the Agreement prior to his termination, to the extent then outstanding and unvested, would become fully vested upon his termination (and, in the case of a termination without cause or for good reason, if the Annual Grant for the fiscal year in which his termination occurs has not previously been granted, that Annual Grant would be made and would fully vest upon his termination). In addition, if Mr. Feltheimer retires from his employment with the Company on at least six months written notice (or his employment continues through the end of the term of the Agreement and terminates for any reason thereafter), his outstanding and unvested equity awards granted by the Company pursuant to the Agreement prior to his retirement (other than the Awards granted to Mr. Feltheimer pursuant to the Amendment as described above) will continue to vest following his retirement date, and his vested options or SARs would be exercisable for five years following his retirement (or, if earlier, until the expiration date of the award). In each case, Mr. Feltheimer’s right to receive the severance payments described above would be subject to his execution of a release of claims in favor of the Company.

The foregoing summary is qualified in its entirety by the provisions of the Agreement, which was filed as Exhibit 10.12 to the Company’s Registration Statement on Form S-4/A filed with the SEC on March 13, 2025, and by the Amendment filed herewith, each of which is incorporated herein by this reference.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

	Exhibit No.	Description
	10.1	First Amendment to Employment Agreement, dated April 13, 2026, between Lionsgate Studios Corp. and Jon Feltheimer.
	104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL (included as Exhibit 101).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 15, 2026	Lionsgate Studios Corp.
(Registrant)

By: /s/ James W. Barge
Name: James W. Barge
Title: Chief Financial Officer

Exhibit 10.1
FIRST AMENDMENT
to
EMPLOYMENT AGREEMENT
THIS FIRST AMENDMENT TO EMPLOYMENT AGREEMENT (this “Amendment”) is dated as of April 13, 2026, by and between Lionsgate Studios Corp. (“Lionsgate”), and Jon Feltheimer (“Feltheimer”).
WHEREAS, Feltheimer is currently employed by Lionsgate as its Chief Executive Officer pursuant to that certain Employment Agreement, entered into as of August 8, 2024, by and between Lions Gate Entertainment Corp. and Feltheimer (the “Employment Agreement”); and
WHEREAS, Lionsgate and Feltheimer desire to amend the Employment Agreement as provided herein.
NOW, THEREFORE, the parties agree that the Employment Agreement is hereby amended, effective immediately, as follows:
1.Section 2 of the Employment Agreement is hereby amended and restated to read in its entirety as follows:
“2. Term. Feltheimer’s employment term under this Agreement shall commence on August 1, 2024 (the “Effective Date”) and continue through and including July 31, 2031 (the “Expiration Date”), subject to early termination as provided in this Agreement (the “Term”).”
2.    Section 5 of the Employment Agreement is hereby renumbered Section 5A, and a new Section 5B is hereby added to the Employment Agreement to read in its entirety as follows:
“5B.    Stock Price Equity Awards.
(a)Grant of Awards. Per approval of the Compensation Committee on April 13, 2026 (the “Stock Price Award Grant Date”), Feltheimer was granted (i) an option to purchase up to four million five hundred thousand (4,500,000) shares of Lionsgate’s common shares (“Common Shares”) at an exercise price of $11.07 per Common Share (the “Stock Price Option”) and (ii) an award with respect to 666,667 restricted stock units of Lionsgate (the “Stock Price RSU Award” and together with the Stock Price Option, the “Stock Price Awards”).
(b)Stock Price Option. The Stock Price Option shall be subject to both performance-based and service-based vesting requirements as set forth below in this Section 5B(b).
(1)Performance-Based Vesting. The Stock Price Option shall consist of three tranches (each, an “Option Tranche”) as set forth below in this Section 5B(b)(i). The vesting of each Option Tranche is subject to the condition that, on at least one day during the Performance Period, the Average Stock Price of Lionsgate’s Common Shares equals or exceeds the Stock Price Hurdle for that Option Tranche set forth in the table below:

Option Tranche	Stock Price Target	No. of Common Shares Subject to Option Tranche
1	$17.50	2,500,000
2	$20.00	1,000,000
3	$22.50	1,000,000
For avoidance of doubt, if the Stock Price Target for an Option Tranche has not been met as of the last day of the Performance Period, that Option Tranche, to the extent then outstanding, shall terminate on the last day of the Performance Period.
As used in this Section 5B, the following definitions will apply:

•“Average Stock Price” means the average per-share closing price of the Common Shares (as reported on the New York Stock Exchange (“NYSE”) or, if the Common Shares are not then listed on the NYSE, as reported on the principal national securities exchange on which the Common Shares are then listed or admitted to trade) for twenty (20) consecutive trading days. If Lionsgate pays a dividend (other than a stock dividend) during the Performance Period, in determining the Average Stock Price the amount of such dividend (without interest or other earnings factor) shall be added back to the closing price of the Common Shares for each applicable trading day that occurs on or after the first day on which the Common Shares trade on an ex-dividend basis as to that dividend. The Compensation Committee shall reasonably determine the value of any non-cash dividends.
•“Stock Price Target” means, as applied to each Option Tranche, the Stock Price Target set forth in the table above corresponding to that Option Tranche. The Stock Price Target for an Option Tranche will be deemed achieved on the first day (if any) during the Performance Period on which the Average Stock Price equals or exceeds the Stock Price Target applicable to that Tranche. Each Stock Price Target that has not previously been achieved, and the number of Common Shares subject to such Tranche (as to both Option Tranches and RSU Tranches) will be subject to an equitable and proportionate adjustment to the extent (if any) necessary to preserve the intended incentives of the Stock Price Option and mitigate the impact of any stock split, stock dividend or reverse stock split occurring during the Performance Period. The Compensation Committee’s determination of whether such an adjustment is required (and the extent of any such adjustment) shall be final and binding.
•“Performance Period” means the period commencing on the Stock Price Award Grant Date and ending on the fifth (5th) anniversary of the Stock Price Award Grant Date; provided, however, that the Performance Period is subject to early termination in the event of a Change of Control as provided in Section 5(e) below.
•“Vesting Date” means the fifth (5th) anniversary of the Stock Price Award Grant Date.
(2)Service-Based Vesting. Notwithstanding any achievement of a Stock Price Hurdle pursuant to Section 5B(b)(i) or any other provision herein or in the Employment Agreement but subject to Section 5(d) below, the vesting of each Option Tranche is subject to Feltheimer’s continued employment with Lionsgate through the Vesting Date.
(c)Stock Price RSU Award. The Stock Price RSU Award shall be subject to both performance-based and service-based vesting requirements as set forth below in this Section 5B(c).
(1)Performance-Based Vesting. The Stock Price RSU Award shall consist of three tranches (each, an “RSU Tranche”) as set forth below in this Section 5B(b)(i). The vesting of each RSU Tranche is subject to the condition that, on at least one day during the Performance Period, the Average Stock Price of Lionsgate’s Common Shares equals or exceeds the Stock Price Hurdle (as defined above, with “RSU Tranche” replacing “Option Tranche” as used in such definition) for that RSU Tranche set forth in the table below:

RSU Tranche	Stock Price Target	No. of Common Shares Subject to RSU Tranche
1	$17.50	370,371
2	$20.00	148,148
3	$22.50	148,148
For avoidance of doubt, if the Stock Price Target for an RSU Tranche has not been met as of the last day of the Performance Period, that RSU Tranche, to the extent then outstanding, shall terminate on the last day of the Performance Period.

(2)Service-Based Vesting. Notwithstanding any achievement of a Stock Price Hurdle pursuant to Section 5B(c)(i) or any other provision herein or in the Employment Agreement but subject to Section 5(d) below, the vesting of each RSU Tranche is subject to Feltheimer’s continued employment with Lionsgate through the Vesting Date.
(3)Timing of Payment of RSUs. On or as soon as administratively practical following each vesting of any RSUs subject to the RSU Stock Price Award pursuant to this Section 5B(c) or Section 5B(d)(i) or 5B(e) (and in all events not later than two and one-half months after the applicable vesting date), Lionsgate shall deliver to Feltheimer a number of Common Shares (either by delivering one or more certificates for such shares or by entering such shares in book entry form, as determined by Lionsgate in its discretion, and subject to applicable tax withholding) equal to the number of RSUs that vest on the applicable vesting date.
(d)Termination of Employment. In the event Feltheimer’s employment with Lionsgate terminates at any time prior to the Vesting Date, the following provisions shall apply:
(i)If such termination of Feltheimer’s employment is by Lionsgate without Cause pursuant to Section 9(f), by Feltheimer for Good Reason as provided in Section 9(e)(iv), or due to Feltheimer’s death pursuant to Section 9(b) or his Disability pursuant to Section 9(c), and provided Feltheimer satisfies the requirement to provide a general release of claims in accordance with Section 10(d) (other than in the event of his death), the service-based condition applicable to the Stock Price Option in Section 5B(b)(ii) and the service-based condition applicable to the Stock Price RSU Award in Section 5B(c)(ii) shall be deemed satisfied as of his termination date, and each Stock Price Award shall be held open and eligible to vest to the extent the applicable performance-vesting condition is satisfied prior to the end of the Performance Period (and, in such circumstances, vesting of the applicable Tranche shall occur on the date the applicable performance-based vesting condition is satisfied or, if later, the date of such termination of Feltheimer’s employment); provided, however, that if such termination of Feltheimer’s employment occurs after a Change of Control, the Credited Awards (as defined in Section 5B(e)) shall vest (and, in the case of the Stock Price Option, become exercisable) on the date of such termination of Feltheimer’s employment. Any portion of either Stock Price Award, to the extent outstanding and not vested as of the last day of the Performance Period, shall terminate on the last day of the Performance Period.
(ii)If Feltheimer’s employment with Lionsgate terminates for any reason other than as set forth in Section 5B(d)(i), each Stock Price Award, to the extent outstanding and not vested on the date of such termination of Feltheimer’s employment, shall terminate on his termination date. For the avoidance of doubt, Section 5A(g)(iii) of this Agreement, which provides for the treatment of Feltheimer’s outstanding Lionsgate equity awards in the event of Feltheimer’s Retirement, shall not apply to the Stock Price Awards.
(e)Change of Control. If, at any time during the period beginning on the Stock Price Award Grant Date and ending on the fifth (5th) anniversary of the Stock Price Award Grant Date, a Change of Control occurs: (i) the Performance Period shall end on the date of the Change of Control; and (ii) the Stock Price Option and the Stock Price RSU Award, to the extent outstanding and unvested immediately prior to the Change of Control, shall be eligible to vest as provided in the next sentence with respect to each Tranche of such Stock Price Award as to which the applicable Stock Price Target has previously been achieved or is achieved based on the closing price (in regular trading) for a Common Share on the last trading day before the Change of Control (the “Credited Awards”). Such Credited Awards will vest (and, in the case of the Stock Price Option, become exercisable) on the Vesting Date, subject to Feltheimer’s continued employment with the Company, its successor, or any of their respective subsidiaries or affiliates through such date (subject to earlier vesting if a termination of Feltheimer’s employment described in Section 5B(d)(i) occurs). Any portion of the Stock Price Option and the Stock Price RSU Award that are not eligible to vest after giving effect to the foregoing provisions of this Section 5B(e) shall terminate immediately prior to the Change of Control. In the event that Section 7.2(a) of the Plan applies and the Board or Compensation Committee has not made a provision for the substitution, assumption, exchange, or other continuation or settlement of the Credited Awards, the Credited Awards shall vest immediately prior to the Change of Control. The second sentence of Section 7.2(a) of the Plan is hereby superseded by this provision and shall not apply to the award.

(f)Terms of Awards in General. Each of the Stock Price Awards set forth above in this Section 5B shall be granted in accordance with the terms and conditions of the Lionsgate Studios Corp. 2025 Performance Incentive Plan (the “Plan”). Each of the Stock Price Awards shall be evidenced by and subject to the terms of an award agreement in the form generally then used by Lionsgate to evidence grants of the applicable type of award under the Plan, provided that the terms of each such agreement shall be modified as necessary or appropriate to reflect the terms of the award set forth in this Amendment.
(g)No Proportionate or Duplicate Vesting. For purposes of clarity, no proportionate vesting will apply as to any Average Stock Price that falls short of a particular Stock Price Target set forth above in Section 5B(b)(i) or Section 5(c)(i), as applicable. For purposes of clarity, an Option Tranche and an RSU Tranche may vest only one time upon achievement of the applicable Stock Price Target. Any subsequent achievement of that same Stock Price Target shall be disregarded.”

3. Except as expressly modified herein, the Employment Agreement shall remain in full force and effect in accordance with its original terms.
4. Capitalized terms that are not defined herein shall have the meanings ascribed to them in the Employment Agreement.
5. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
[Remainder of page intentionally left blank]

    IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed and delivered on the day and year first above written.

LIONSGATE STUDIOS CORP.

By: /s/ Bruce Tobey
Name: Bruce Tobey
Title: General Counsel

    JON FELTHEIMER

                        /s/ Jon Feltheimer
                            Jon Feltheimer